Exhibit (a)(1)(O)

EMPEIRIA ACQUISITION CORP.

Investor Conference Call

November 13, 2012

Rob Fink:

Thank you [Operator’s Name]. Good afternoon and thank you for joining us today for our conference call being jointly hosted by Empeiria Acquisition Corp. and Integrated Drilling Equipment Company.

Before we get started I would like to inform everyone that this call is being recorded and will be available for replay. The replay dial-in numbers are available on the press release that announced this conference call and all information recorded on this call speaks only as of today, November 13, 2012.

I would like to remind everyone, this call may include forward-looking statements.

Such statements include, but are not limited to: statements about the benefits of the proposed transaction involving EAC and IDE; EAC’s and IDE’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the transaction that are not historical facts. Actual results may differ materially from the forward-looking statements we make on this call. Empeiria Acquisition Corp., or EAC, and Integrated Drilling Equipment Company, or IDE, undertake no obligation to update these forward-looking statements to reflect events or circumstances occurring after the date of the recording of this call.

This call will include the discussion of certain non-GAAP financial measures. In an effort to provide additional information to investors, all non-GAAP measures have been reconciled to their related GAAP measures. These non-GAAP financial measures are supplemental to and not a substitute for GAAP financial measures.

The presentation that provides an overview of the transaction has been filed with the SEC. You can access the presentation on the SEC’s Web site, sec.gov, by searching for the filings of Empeiria Acquisition Corp. The presentation also includes a reconciliation of non-GAAP measures to comparable GAAP measures.

EAC has commenced a tender offer for its common stock in connection with its proposed merger with IDE. This call is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to purchase EAC securities will be made pursuant to an offer to purchase and related materials that EAC has filed with the SEC.

Hosting the call today are Mr. Alan Menkes, Chief Executive Officer of EAC, and Mr. Steve Cope, Chief Executive Officer of IDE.

I would now like to turn the call over to Alan Menkes. Alan, the call is yours.

Alan Menkes:

Thank you Rob and good morning everyone. Today, we are pleased to discuss with you what we believe is a compelling transaction that combines our company with IDE, a diversified manufacturer of drilling equipment that services drilling contractors worldwide.

Before I introduce Steve Cope to discuss this exciting opportunity in detail, I would like to provide a quick introduction to Empeiria Acquisition Corp. EAC is a special purpose acquisition company, which was formed for the purpose of effecting a merger or similar business combination with an operating business. EAC completed its IPO in June 2011 and raised $61.2 million.

EAC is affiliated with Empeiria Capital Partners, or ECP, a private equity firm that focuses on small-cap investments in the U.S. Our team has more than 100 years of investing and operational experience combined and has closed private equity transactions aggregating to more than $10 billion in total enterprise value. I have worked continuously with one or more of my partners since 1988 or for almost 25 years. Over the course of their respective careers, the ECP team has built a track record of spearheading successful deals that create value for our investors.

We have found success by focusing on and developing an expertise in several sectors, including industrials, food and consumer products and energy. When evaluating a deal, we focus on the fundamentals. We look for companies that have a history of profitability and free cash flow generation as well a defensible business niche and diversified customer and supplier base. We take a “buy and build” approach to our target companies, exploring ways to create value through organic growth and bolt-on acquisitions. The most recent company we acquired, Conner Steel Products, was also a manufacturer of equipment used by oil & gas companies. During our 5 year ownership of Conner Steel, margins expanded, EBITDA increased dramatically through organic growth and an acquisition and our investors ultimately realized a gross return on capital invested of more than 10x.

We believe IDE fits all of our criteria. Onshore and offshore drilling for oil and gas has become more complex, as exploration and production companies have turned their attention to developing unconventional resources. To successfully develop these plays, operators require powerful, modern rigs. And, as Steve will discuss, that’s exactly what IDE provides.

By combining forces with EAC, IDE believes it will have the ability to further accelerate its growth and take advantage of strategic acquisitions to bolster its product offerings. Following the closing of our transaction with IDE, which we expect to take place in early- to mid-December, the acquired assets will create the initial platform for what we expect to be a vibrant and vertically-integrated drilling rig manufacturer. Shares of the combined company will be publicly traded after completion of the merger – initially on the OTC bulletin board, and we intend to apply for listing on a national securities exchange when we become eligible.

Steve Cope, IDE’s Chief Executive Officer, will continue in that role with the new company and his deep and talented management team will continue on as well. We plan to leverage the expertise and resources of EAC to accelerate growth and drive value creation. Michael Dion of EAC is slated to act as the interim Chief Financial Officer, utilizing his deep operational and financial experience to position the company for success. I also plan to continue to work with the newly formed company as a member of the Board of Directors to maximize the value of the initial assets, as well as to identify new opportunities to grow IDE. We’re already seeing compelling opportunities. IDE recently signed a letter of intent to acquire Rig Works, a provider of new well servicing equipment, mast fabrication and rig refurbishment services and repairs. Subject to successfully closing the merger, we hope to close that transaction as soon as possible.

It is worth highlighting that this transaction does not require a shareholder vote. However, if more than 5.52 million, or 92% of EAC common shares are tendered and not withdrawn in the tender offer, the transaction will not go through.

With that, I would like to turn the call over to Steve Cope to take us through the investment opportunities we have in front us, as well as the vision and plans for IDE going forward. Steve?

Steve Cope:

Thank you Alan, and thank you everyone for joining the call today.

As Alan mentioned, there is significant demand for modern drilling rigs, which has been driven by the growth in unconventional drilling. AC rigs built after 2004 enjoy much higher utilization rates than older, mechanical rigs. We see the demand continuing, particularly in international markets such as Mexico, Iraq and Nigeria. According to Douglas-Westwood, global growth in land rig demand is expected to increase an average of 5% per year from 2012-2016. In order to meet that demand, drillers will have to make substantial investments in their fleet. We believe that our solution, the SPARTA Drilling System, provides a highly efficient and flexible solution that the market has been craving.

One of the major advantages for us is our ability to customize our rigs to meet our customers’ specifications. Our competitors fall on two sides of the spectrum. Some provide no customization, which is a source of frustration for drillers. On the other end, we have competitors that do customize their rig packages, but they don’t have the manufacturing capabilities to do it quickly or in a cost-effective manner. What we’ve done is created a base rig and then designed parts that can be added on to the rig. We’ve also incorporated lean manufacturing principles into the process. The result: lower field engineering and customization costs, improved economies of scale and higher profit margins.

We are also looking for ways to leverage our proprietary technology to build best-in-class solutions in niche markets. For instance, offshore platform rigs provide a strong growth opportunity. Complete platform rig packages are very similar to land rigs and a natural extension of the product line. Like the land rig fleet, the platform rig fleet is also aging and will require substantial investment. We also see similar characteristics in the jack up market.

Based on our financial results, we believe that our customers see the value of our products. We are on pace to more than quadruple revenue to a projected $290 million in 2012 from $67 million in 2009, and our adjusted EBITDA is on pace to grow to $20 million for 2012 from about half that amount in the previous two years. We’ve managed to do that while reducing our CapEx-to-revenue ratio, demonstrating the operating leverage in our business model. We are projecting a total capex spend of only about $3 million this year. We believe we have significant room for margin expansion—we believe we can improve gross margin on complete rig packages from less than 10% for the first half of this year to 15-20% over the next 12 months while growing sales, gaining market share and increasing operating efficiencies. We believe that complete rig margins of 15-20% are imminently achievable for us, as our 3 most recent rig deliveries last month and this month are estimated to produce margins of between 18% and 23%.

Our business model also provides us with significant financial flexibility. Post-transaction, assuming no redemptions in tender offer as we have laid out in our presentation, we anticipate that we will have $31.2 million in cash and $16.9 million of total borrowings under our existing credit facility, for a net cash position of $14.3 million. Our implied total debt to trailing adjusted EBITDA ratio would be under 0.9 times. And because rig packages finance themselves—we generally take a 30% cash deposit upon signing of a contract and the rigs are fully paid for before delivery—we generally do not require a lot of capital to fund our operations. And to the extent that redemptions in the tender offer reduce the amount of cash available at closing, we are contemplating concurrent financing options that would provide cash while keeping our pro forma net debt at a fairly low level.

In summary, we believe IDE is a strong company with a bright future. Combining with EAC would give us the additional muscle we need to take share in the rig manufacturing and integration market.

This concludes our prepared remarks. We would now like to answer any questions.

Operator?